SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2005

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefónica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1.	Letter to the Buenos Aires Stock Exchange, dated July 27, 2005, informing of a relevant event about accounting data at June 30, 2005.

Item 1

Telefónica

Telefónica de Argentina S.A.

Buenos Aires, July 27, 2005.-

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref: Notice of relevant event
Accounting data at June 30, 2005

Dear Sirs,

Telefónica de Argentina S.A. (the “Company”) welcomes this opportunity to inform you that in the relevant meeting held on July 26 the Company’s Board of Directors approved in advance certain non-consolidated and non-audited summarized accounting data included in the following brief descriptions of the statement of assets and liabilities, statement of income, and statement of changes in shareholders’ equity at June 30, 2005, and corresponding to the 6-month period immediately before, in order to be added to the accounting records of the Spanish indirect controlling company of the Company, Telefónica S.A., organized in Spain.

Amounts are denominated in million pesos in accordance with the rules approved by the Comisión Nacional de Valores [National Securities and Exchange Commission].

By August 10, 2005, the Company’s Board of Directors will approve the full Financial Statements at June 30, 2005, and corresponding to the 6-month period immediately before, in accordance with section 63 of the Buenos Aires Stock Exchange Regulations and section 1, chapter XXIII of Resolution No. 368/01 of the National Securities and Exchange Commission.

Therefore, the final consolidated and non-consolidated results and the Company’s balance sheet will include the relevant subsequent events until the date of approval of such full statements. The Company undertakes no liability whatsoever to update the data contained in this notice due to any event taking place after the date hereof and before the approval of the accounting data as per the provisions set forth in the preceding paragraph.

Non-consolidated and non-audited summarized statement of assets & liabilities	June 30, 2005

Assets
Current assets	666
Non-current assets	6,471

Total assets	7,137

Liabilities
Current liabilities	1,390
Non-current liabilities	2,765

Total liabilities	4,155
Total shareholders’ equity	2,982

Total liabilities and shareholders’ equity	7,137

Initialing, signature and seal of Dr. Pablo Llauró, Attorney

Telefónica	Telefónica de Argentina S.A.

Non-consolidated and non-audited summarized statement of income	June 30, 2005

Sales	1,649
Exploitation, management and marketing expenses	-1,349
Income on long term investments	-5
Financial results, net	-65
Other expenses, net	-18

Profits of period, net	212

Statement of Changes in Shareholders’ Equity
Balances as of December 31, 2004	2,770
Profits of period, net	212

Balances as of June 30, 2005	2,982

Yours sincerely,

By:		By:

	P. Llauró		C. Ferreyra
	Attorney.		Attorney

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: July 29, 2005	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel